                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                For the period 18 February 1999 to 18 June 1999

                  TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



     Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                   (Address of principal executive offices)


             The registrant will file annual reports on Form 20-F


                              (File No. 1-10798)



                     ______________________________________

                                   CONTENTS



     This report on Form 6-K contains the following:

     1.   Year End Result to 31 March 1999

     1.1  Condensed Financial Statements
     1.2  Management Discussion & Analysis
     1.3  Media Release - 18 May 1999

     2.   Miscellaneous Media Releases

     2.1  Telecom announces Board Changes - 18 May 1999
     2.2  Telecom director resigns - 18 May 1999
     2.3  Telecom confirms AAPT shareholding - 18 May 1999
     2.4  Telecom increases AAPT shareholding - 4 June 1999




                     _____________________________________

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                            TELECOM CORPORATION OF NEW
                                            ZEALAND LIMITED


                                            By:  /s/ M R Gillespie
                                                 -----------------
                                                 Malcolm Ross Gillespie
                                                 Company Secretary



                                            Dated: 18 June 1999

Telecom Corporation of New Zealand Limited and Subsidiaries

                Consolidated Statement of Financial Performance

For the years ended 31 March
Extracted from Audited Financial Statements

                                                                     1997     1998     1999     1999
----------------------------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)             notes     NZ$      NZ$      NZ$      US$
----------------------------------------------------------------------------------------------------
Operating revenues
     Local service                                                    959    1,025    1,059      565
     Calling                                                    2   1,176    1,253    1,166      623
     Interconnection                                                   66       71       86       46
     Cellular and other mobile services                               316      424      480      256
     Data                                                             256      295      336      179
     Other operating revenues                                   2     310      330      307      164
     Abnormal revenue                                           3       -        -       16        9
                                                                 -----------------------------------
                                                                    3,083    3,398    3,450    1,842
                                                                 -----------------------------------
Operating expenses
     Net personnel costs                                              347      383      358      191
     Depreciation                                                     544      564      553      295
     Cost of sales                                                    405      515      575      307
     Maintenance                                                      201      171      166       89
     Other operating expenses                                         355      388      383      205
     Abnormal expenses                                          3     152       37       15        8
                                                                 -----------------------------------
                                                                    2,004    2,058    2,050    1,095
                                                                 -----------------------------------

Surplus from continuing operations                                  1,079    1,340    1,400      747

Investment income                                                      27       28       49       26
Interest expense                                                     (126)    (155)    (159)     (85)
                                                                 -----------------------------------
Surplus from continuing operations before
     income tax                                                       980    1,213    1,290      688

Income tax expense                                                   (311)    (397)    (411)    (219)
                                                                 -----------------------------------
Surplus from continuing operations after
     income tax                                                       669      816      879      469

Discontinued operations:                                        4
     Loss from operations of Pacific Star Group
       after income tax                                               (50)       -        -        -
     Provision for loss on disposal of Pacific
       Star Group                                                     (37)      30        -        -
                                                                 -----------------------------------
                                                                      (87)      30        -        -
                                                                 -----------------------------------
Surplus after income tax                                              582      846      879      469

Minority interests in profits of subsidiaries                          (1)       -       (2)      (1)
                                                                 -----------------------------------
Net surplus                                                           581      846      877      468

Capital note distribution costs after income tax                        -      (26)     (55)     (29)
                                                                 -----------------------------------
Net earnings attributable to shareholders                             581      820      822      439
                                                                 ===================================
Earnings per share from continuing operations                      $0.355   $0.443   $0.469   $0.251
                                                                 ===================================
Net earnings per share                                             $0.308   $0.459   $0.469   $0.251
                                                                 ===================================
Weighted average number of ordinary
   shares outstanding (in millions)                                 1,887    1,786    1,752    1,752
                                                                 ===================================

     The accompanying notes form part of and are to be read in conjunction with these financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                 Consolidated Statement of Financial Position

As at 31 March
Extracted from Audited Financial Statements

                                                                   1998        1999        1999
---------------------------------------------------------------------------------------------------
(Dollars in millions)                             notes             NZ$         NZ$         US$
---------------------------------------------------------------------------------------------------
ASSETS
Current assets:

Cash                                                                 13          21          11
Short-term investments                                              430         673         359
Receivables and prepayments                                         747         754         403
Inventories                                                          45          42          22
                                                           ------------------------------------
Total current assets                                              1,235       1,490         795

Future tax benefit                                                   23           -           -
Investments                                                          63          47          25
Other assets                                          7              51          58          31
Fixed assets                                                      3,793       3,780       2,019
                                                           ------------------------------------
Total assets                                                      5,165       5,375       2,870
                                                           ====================================


LIABILITIES AND CAPITAL FUNDS
Current liabilities:

Bank overdraft                                                        1           9           5
Accounts payable and accruals                                       768         801         427
Provisions - current                                  5              89          58          31
Debt due within one year                                            746       1,130         603
Provision for dividend                                6             228         228         122
                                                           ------------------------------------
Total current liabilities                                         1,832       2,226       1,188

Provisions - non-current                              5              31           3           2
Long-term debt                                                    1,292       1,112         594
                                                           ------------------------------------
Total liabilities                                                 3,155       3,341       1,784
                                                           ------------------------------------

Commitments and contingent liabilities              8,9

Capital funds:

Shareholders' funds                                               1,063       1,085         579
Capital notes                                                       941         942         503
Minority interests                                                    6           7           4
                                                           ------------------------------------
Total capital funds                                               2,010       2,034       1,086
                                                           ------------------------------------
Total liabilities and capital funds                               5,165       5,375       2,870
                                                           ====================================

     The accompanying notes form part of and are to be read in conjunction with these financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                   Consolidated Statement of Movements in
                                 Capital Funds

For the years ended 31 March
Extracted from Audited Financial Statements

                                                                1997    1998    1999    1999
--------------------------------------------------------------------------------------------
(Dollars in millions)                                   notes   NZ$     NZ$     NZ$     US$
--------------------------------------------------------------------------------------------
Capital funds at the beginning of the year                     2,148   1,642   2,010   1,073

Net earnings attributable to shareholders                        581     820     822     439
Movement in foreign currency translation reserve                   -       1       -       -
                                                           ---------------------------------
Total recognised revenues and expenses for the year              581     821     822     439

Movement in minority interests                                     -       4       1       1
Dividends                                                 6     (831)   (859)   (910)   (486)
Tax credit on supplementary dividends                     6      100     103     104      55
Issue of capital notes                                             -     946       -       -
Discount on capital notes amortised                                -       1       1       1
Redemption of capital notes                                        -      (6)      -       -
Capital contributed                                                1       2       6       3
Share repurchase                                                (357)   (644)      -       -
                                                           ---------------------------------
Capital funds at the end of the year                           1,642   2,010   2,034   1,086
                                                           =================================

Represented by:

Contributed capital                                            1,545     903     909     485
Foreign currency translation reserve                              (1)      -       -       -
Minority interests                                                 2       6       7       4
Retained earnings                                                 96     160     176      94
Capital notes                                                      -     941     942     503
                                                           ---------------------------------
                                                               1,642   2,010   2,034   1,086
                                                           =================================


  The accompanying notes form part of and are to be read in conjunction with these financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                      Consolidated Statement of Cash Flows

For the years ended 31 March
Extracted from Audited Financial Statements

                                                                     1997             1998             1999             1999
-----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                NZ$              NZ$              NZ$              US$
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
 Cash received from customers                                        3,032            3,285            3,423            1,827
 Proceeds from liquidation of Executive Plan                             -                -               16                9
 Interest income                                                        35               23               45               24
 Payments to suppliers and employees                                (1,249)          (1,273)          (1,380)            (737)
 Restructuring, redundancy and Year 2000 payments                      (14)             (60)             (65)             (35)
 Income tax paid                                                      (269)            (289)            (304)            (162)
 Interest paid on debt                                                (116)            (149)            (161)             (86)
                                                              ---------------------------------------------------------------
Net cash flows from operating activities                             1,419            1,537            1,574              840
                                                              ---------------------------------------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):
 Sale of fixed assets                                                   17               11               21               11
 (Purchase)/sale of investments, net                                     4             (469)            (236)            (126)
 Purchase of fixed assets                                             (683)            (559)            (554)            (295)
 Capitalised interest paid                                             (14)             (14)              (9)              (5)
 Redemption of notes receivable                                         41               46                -                -
 Net advances to discontinued operations                               (32)               -                -                -
                                                              ---------------------------------------------------------------
Net cash flows used in investing activities                           (667)            (985)            (778)            (415)
                                                              ---------------------------------------------------------------
Cash flows from financing activities
Cash was provided from/(applied to):
 Proceeds from long-term debt                                           92              269               12                6
 Repayment of long-term debt                                          (135)            (191)            (199)            (106)
 Proceeds from short-term debt, net                                    298              102              378              202
 Capital contributed                                                     1                2                6                3
 Dividends paid                                                       (809)            (841)            (914)            (488)
 Capital note distribution costs paid                                    -              (26)             (79)             (42)
 Share repurchase                                                     (193)            (808)               -                -
 Proceeds from issue of capital notes, net                               -              940                -                -
                                                              ---------------------------------------------------------------
Net cash flows used in financing activities                           (746)            (553)            (796)            (425)
                                                              ---------------------------------------------------------------
Net cash flow                                                            6               (1)               -                -
Opening cash position (including bank overdrafts)                        7               13               12                6


Closing cash position (including bank overdrafts)                       13               12               12                6
                                                              ===============================================================

 .............................SUPPLEMENTARY CASH FLOW DATA.......................


Reconciliation of net earnings attributable to shareholders
to net cash flows from operating activities
Net earnings attributable to shareholders                              581              820              822              439
Adjustments to reconcile net earnings to net cash flows
 from operating activities:
 Depreciation                                                          544              564              553              295
 Bad and doubtful accounts                                              31               34               27               15
 Deferred income tax                                                   (44)              (2)              23               12
 Minority interests                                                      1                -                2                1
 Capital note distribution costs                                         -               26               55               29
 Goodwill amortised                                                      1                4                7                4
 Discontinued operations                                                87              (30)               -                -
 Other                                                                  13                1               14                8

Changes in assets and liabilities net of effects of
 non-cash and investing and financing activities:
 Decrease /(increase) in accounts receivable and related               (83)            (108)              23               12
  items
 (Increase)/decrease in inventories                                     (3)              20               (1)              (1)
 Increase in current taxation                                           87              106               83               44
 (Decrease)/increase in restructuring provisions                        53              (39)             (11)              (6)
 (Decrease)/increase in Year 2000 provision                             86              (14)             (48)             (25)
 Increase in accounts payable and related items                         65              155               25               13
                                                              ---------------------------------------------------------------
Net cash flows from operating activities                             1,419            1,537            1,574              840
                                                              ===============================================================

 ................................................................................
The accompanying notes form part of and are to be read in conjunction with these financial statements.

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements


NOTE 1    FINANCIAL STATEMENTS

     The condensed consolidated financial statements have been extracted from the audited financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries ("Telecom") and have been prepared in accordance with generally accepted accounting practice in New Zealand ("NZ GAAP").

     The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 31 March 1999 of NZ$1.00 to US$0.5340. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars and references to "US$" are to US dollars.

     Accounting Policies

     With the exception of the change outlined below, the accounting policies used in the preparation of the financial statements for the year ended 31 March 1999 are consistent with those used in the preparation of the published financial statements for the year ended 31 March 1998.

     In the current year Telecom has adopted the policy of translating the revenue and expenses of independent overseas subsidiaries at rates approximating the exchange rates ruling at the dates of the transactions. Previously the revenues and expenses were translated at the exchange rates ruling at year end. This change has been made in accordance with the requirements of FRS No. 21: Accounting for the Effects of Changes in Foreign Currency Exchange Rates, issued by the Institute of Chartered Accountants of New Zealand. The effect of the change has not had a material impact on the Group financial statements for the current year.

     Reclassifications

     Certain reclassifications of prior years' data have been made to conform to current year classifications. Operating revenue has been reclassified to reflect trends in the telecommunications industry. The main changes are the creation of a data revenue category and the revision of the local service, calling and other operating revenue categories. The hedging costs related to the US capital notes have been reclassified from interest expense to capital note distribution costs.

NOTE 2    CALLING AND OTHER OPERATING REVENUES

                           -----------------------------------------------------
                                                      1997     1998    1999
                             (Dollars in millions)     NZ$      NZ$     NZ$
                           -----------------------------------------------------
 Calling
    National                                            656     727     700
    International                                       457     466     414
    Other                                                63      60      52
                                                      --------------------------
                                                      1,176   1,253   1,166
                                                      ==========================
 Other operating revenues
    Directories                                         136     147     160
    Equipment revenue                                   157     144     109
    Miscellaneous other services                         17      39      38
                                                      --------------------------
                                                        310     330     307
                                                      ==========================

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements continued

NOTE   3  ABNORMAL ITEMS


                                                     1997     1998      1999
                             ---------------------------------------------------
                             (Dollars in millions)    NZ$      NZ$       NZ$
                             ---------------------------------------------------
Abnormal expenses

Restructuring costs                                   65         -        15
Discontinuance of HFC roll-out
 and reorganisation
 of First Media Limited                                -        37         -
Year 2000 modification costs                          87         -         -
                                                    ---------------------------
                                                     152        37        15
                                                    ============================

Abnormal revenue
                                                    ----------------------------
Liquidation of executive share ownership plan          -         -        16
                                                    ============================

Abnormal expenses

During the year ended 31 March 1999, Telecom announced it had reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. Operator services manages directory assistance, operator assistance and audio conferencing calls as well as passing 111 calls to emergency services. The decision to outsource operator services resulted in approximately 560 redundancies at a cost of $15 million.

During the year ended 31 March 1998, the estimated costs associated with the termination of the hybrid fibre/coax cable rollout and the reorganisation of First Media Limited ("First Media") were identified and provided for. The decision to close First Media with effect from 31 July 1998 was announced on 4 June 1998. The costs associated with the decision to close First Media were accommodated by the existing provision.

During the year ended 31 March 1997, provisions for restructuring costs and the costs of making modifications to computer systems to maintain existing functionality into the year 2000 and beyond were charged against earnings.


Abnormal revenue

The liquidation of Telecom's executive share ownership plan (the "Executive Plan") was completed in March 1999. The Trustee of the Executive Plan had disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements continued

NOTE 4    DISCONTINUED OPERATIONS

     Telecom announced on 22 July 1996 that it was reviewing the operations of those of its Australian subsidiaries which formed the Pacific Star Group ("Pacific Star"), at which time a formal plan of disposal or wind-down of the Pacific Star businesses was approved by the Board.

     Operating losses for 1997 amounted to $50 million and further losses expected to arise from the sale or winding down of the businesses amounting to $37 million were charged to the Statement of Financial Performance during the year to 31 March 1997.

     The winding down of Pacific Star operations progressed satisfactorily resulting in a reduction in the provision for loss on disposal of Pacific Star by $30 million at 31 March 1998. The process of winding down the discontinued Pacific Star operations continued during this financial year.

NOTE 5    PROVISIONS - RESTRUCTURING AND YEAR 2000

                                                                1998     1999
                                 --------------------------------------------
                                 (Dollars in millions)           NZ$      NZ$
                                 --------------------------------------------
Current:
     Restructuring provisions                                    34        34
     Year 2000 provision                                         55        24
                                                               --------------
                                                                 89        58
                                                               ==============
Non-current:
     Restructuring provisions                                    14         3
     Year 2000 provision                                         17         -
                                                               --------------
                                                                 31         3
                                                               ==============


NOTE 6    DIVIDENDS

     Total dividends for the year ended 31 March 1999 were $806 million (31 March 1998: $756 million), representing four quarterly dividends of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, supplementary dividends totalling $78 million were paid with the first three quarterly dividends to shareholders who were not resident in New Zealand, for which Telecom will receive an equivalent tax credit from the Inland Revenue Department. Supplementary dividends of $26 million have been provided for which will be payable with the fourth quarter dividend.

NOTE 7    OTHER ASSETS

     Included within Other Assets is goodwill (net of amortisations) of $58 million (31 March 1998: $48 million).

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements continued


NOTE 8    COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 1999, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $293 million (31 March 1998: $319 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 31 March 1999, the outstanding lease commitments were $99 million (31 March 1998: $140 million).

     Capital Commitments

     At 31 March 1999, capital expenditure amounting to $55 million (31 March 1998: $52 million), principally relating to telecommunications network and international cable assets, had been committed under contractual arrangements, with substantially all payments due within two years.

     Telecom has signed an agreement with other international telecommunications organisations to build and operate a trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii and the West Coast of the United States. In March 1998, Telecom signed a capacity use agreement committing Telecom to purchase total capacity on Southern Cross of approximately US$140 million. The first payment of approximately US$70 million is due on the first ready-for-service date ("RFS") in mid 2000. The second payment of approximately US$57 million is due on the first anniversary of RFS with the balance payable over the following two years. No payments will be due if RFS does not occur by 31 March 2001, extendable (in certain circumstances) by a period of up to 18 months.

     In addition, the Board of Directors has approved a 50% equity investment in Southern Cross Cables Limited. Pursuant to this a shareholders advance of US$43 million was provided to Southern Cross Cables Limited on 12 April 1999. Telecom is committed to advancing further funds to bring the total to US$75 million by way of equity or further shareholder advances.

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements continued


NOTE 9    CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In proceedings commenced in November 1996, Clear alleges breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. In January 1997, BellSouth issued proceedings against Telecom alleging breaches of the Commerce Act in relation to Telecom's bundling practices, Telecom's alleged misuse of information obtained through interconnection and Telecom's alleged threats to terminate arrangements with suppliers if they take services from Telecom's competitors. Unspecified damages are sought in these proceedings.

     On 27 February 1998, Telstra Corporation Limited and Pacific Star announced that they had reached a commercial settlement of their dispute over outstanding payments (which Telstra Corporation Limited alleged it was due from Pacific Star) and cross claims (by Pacific Star, in relation to Telstra Corporation Limited's billing practices). Successful implementation and finalisation of this commercial settlement will result in all existing legal proceedings between the parties being discontinued.

     In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 and 1996 interconnection agreements are invalid and unenforceable because the interconnection terms (including charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980s regarding the provision of interconnection, and incorporates other allegations previously raised in separate proceedings.

     In February 1999, Thorndon Antiques issued proceedings against Telecom seeking declarations concerning Telecom's upgrading of its national payphone system. The Attorney-General has given relator consent to the action proceeding in his name.

     In May 1999, Telstra NZ Limited ("Telstra NZ") commenced proceedings against Telecom alleging that Telecom's cessation of certain carrier rebilling arrangements with Telstra NZ breaches the Commerce Act and other obligations owed by Telecom to Telstra NZ. Telstra NZ also alleges that aspects of its interconnection agreement with Telecom breach the Commerce Act. Telstra NZ seeks injunctive relief together with unspecified damages.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. In particular, the Clear and BellSouth proceedings could, if resolved against Telecom, affect the manner in which Telecom conducts its business.

Telecom Corporation of New Zealand Limited and Subsidiaries

Notes to the Condensed Financial Statements continued

NOTE   10  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                            Surplus from
                                                              Surplus        continuing                   Net earnings
                                           Net abnormal         from         operations                   attributable      Net
                            Operating        revenue/        continuing    before income   Discontinued        to         earnings
                             revenues        (expense)       operations         tax         operations    shareholders    per share
------------------------------------------------------------------------------------------------------------------------------------
(NZ dollars in millions,
 except per share
 amounts)                                                                                                                    NZ$
------------------------------------------------------------------------------------------------------------------------------------
Quarter ended:
 30 June 1998                   826               -              325             300             -             190         0.109
 30 September 1998              869               -              359             328             -             206         0.118
 31 December 1998               859               -              354             325             -             202         0.115
 31 March 1999                  896               1              362             337             -             224         0.128
                             -------------------------------------------------------------------------------------------------------
Year ended 31 March 1999      3,450               1            1,400           1,290             -             822         0.469
                             =======================================================================================================
Quarter ended:
 30 June 1997                   800               -              310             280             -             188         0.103
 30 September 1997              865               -              353             320             -             211         0.117
 31 December 1997               858               -              341             305             -             199         0.113
 31 March 1998                  875             (37)             336             308            30             222         0.126
                             -------------------------------------------------------------------------------------------------------
Year ended 31 March 1998      3,398             (37)           1,340           1,213            30             820         0.459
                             =======================================================================================================

     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share.

NOTE 11 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") applicable in New Zealand ("NZ") which differs in certain significant respects from those applicable in the United States ("US"). These differences and the effect of the adjustments necessary to restate earnings and shareholders' funds, are detailed below.

     EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                       1997     1998     1999
--------------------------------------------------------------------------------
(Dollars in millions, except per share amounts)         NZ$      NZ$      NZ$
--------------------------------------------------------------------------------
Net earnings in accordance with NZ GAAP                 581      820      822
Add: Discontinued operations                             87      (30)       -
                                                    -------------------------
                                                        668      790      822

US GAAP adjustments:
      Depreciation of interest costs
       capitalised in prior years                        (9)      (9)      (9)
      Deferred taxation                                 (45)      28       19
      Executive share ownership plan                      -        -      (16)
      Provision for restructuring                        62      (62)       -
      Provision for Year 2000                            86      (14)     (48)
                                                    -------------------------

Net surplus from continuing operations in
  accordance with US GAAP                               762      733      768
Discontinued operations                                 (87)      30        -
                                                    -------------------------
Net earnings in accordance with US GAAP                 675      763      768
                                                    =========================

Basic earnings per share from continuing
  operations in accordance with US GAAP             $ 0.404   $0.410   $0.438

Basic earnings per share from discontinued
  operations in accordance with US GAAP             $(0.046)  $0.017        -
                                                    -------------------------

Basic net earnings per share in accordance
   with US GAAP                                     $ 0.358   $0.427   $0.438
                                                    =========================
Diluted earnings per share from continuing
  operations in accordance with US GAAP             $ 0.404   $0.410   $0.439
                                                    =========================

Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements continued


NOTE 11 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)


CUMULATIVE EFFECT ON SHAREHOLDERS' FUNDS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

                                                      1997         1998        1999
                        -------------------------------------------------------------
                         (Dollars in millions)         NZ$          NZ$         NZ$
                        -------------------------------------------------------------
Shareholders' funds in accordance with NZ GAAP       1,640        1,063        1,085
Capitalisation of interest costs, net
 of accumulated depreciation                            59           50           41
Deferred taxation                                      (74)         (46)         (27)
Provision for dividend                                 193          140          202
Executive share ownership plan                          (6)          (3)           -
Provision for restructuring                             63            -            -
Provision for Year 2000                                 86           72           24
                                                    --------------------------------
Shareholders' funds in accordance with US GAAP       1,961        1,276        1,325
                                                    ================================

Telecom Corporation of New Zealand Limited and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Overview Of Results

Telecom's reported earnings for the year ended 31 March 1999 ("1999") were NZ$822 million compared with NZ$820 million for the year ended 31 March 1998 ("1998"). Reported earnings per share ("EPS") increased by 2.2% to NZ46.9 cents, compared with NZ45.9 cents in 1998.

Normalised earnings (reported earnings excluding the effect of abnormal items and discontinued operations) were NZ$816 million compared with NZ$815 million for 1998, an increase of NZ$1 million, or 0.1%. Normalised EPS increased by 2.2% to NZ46.6 cents, compared with NZ45.6 cents in 1998.

1998 normalised earnings increased by NZ$45 million, or 5.8%, compared with NZ$770 million for the year ended 31 March 1997 ("1997").

======================================================================
Earnings Overview
                                       Years Ended 31 March
                             -----------------------------------------
                                                        Change  Change
                                1997    1998     1999        %       %
                                NZ$M    NZ$M     NZ$M    98:97   99:98
                             -----------------------------------------
Operating revenues #           3,083   3,398    3,434     10.2     1.1
 (before abnormals)

Net earnings (reported)          581     820      822     41.1     0.2

Abnormal revenue                   -       -      (16)       -       -

Abnormal expenses                102      25       10        -       -
 (after tax)

Discontinued operations           87     (30)       -        -       -
                               ---------------------------------------
Normalised earnings              770     815      816      5.8     0.1
                               ---------------------------------------

Reported earnings per
 share (cents)                  30.8    45.9     46.9     49.0     2.2

Normalised earnings per         40.8    45.6     46.6     11.8     2.2
 share (cents)

Dividends per share             39.0    43.0     46.0     10.3     7.0
(cents)

Weighted average number        1,887   1,786    1,752        -       -
 of shares outstanding
 (millions)

#  Excluding accounting changes (see "National") and allowing for cellular revenue adjustments in 1997, growth was 8.2% for 1998.
======================================================================

EPS growth is greater than net earnings growth because Telecom's share repurchase programme, which was completed in December 1997, has reduced the average number of shares on issue. The effect on EPS of the lower number of issued shares is partly offset by additional funding costs of the shares repurchased.

Telecom's result for 1999 was adversely affected by price declines in the face of intense competition, particularly in the tolls market, and the weak New Zealand economy.

Net cash flows from operating activities increased by NZ$37 million, or 2.4%, from NZ$1,537 million in 1998 (see "Liquidity").

Dividends

Telecom has declared a fourth quarter dividend of NZ11.5 cents per ordinary share. Total dividends for the year were NZ46 cents, compared with NZ43 cents for 1998, an increase of 7%. Total dividends for the year represented 98.1% of reported earnings for 1999.

===============================================================
                Dividends
Q4 dividends
 Ordinary shares                              NZ 11.5 cents
 American Depositary Shares                   *US 49.13 cents
 Supplementary dividend (to non-resident
  shareholders)
   Per ordinary share                         NZ 2.03 cents
   Per American Depositary Share              *US 8.67 cents

Books closing dates
 NZ, Australia Stock Exchanges                4 June 1999
 New York Stock Exchange                      3 June 1999
Payment dates
 NZ, Australia                                16 June 1999
 New York                                     23 June 1999
===============================================================

* Based on an exchange rate at 31 March 1999 of NZ$1.00 to US$0.5340.

The level of future dividend payouts will depend on cash flow performance and investment opportunities, and will be subject to maintaining a net debt to net debt plus capital funds ratio of between 40% and 45%. Telecom currently intends to maintain total dividends at not less than the same total cents per share level of the preceding year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This management commentary contains forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by, and information currently available to, the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the impact of year 2000, the outcome of litigation pending between Telecom and certain of its competitors, the impact of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand economy.

THE NEW ZEALAND ECONOMY

The bulk of Telecom's operations are in New Zealand and growth in Telecom's business is affected by the state of the New Zealand economy.

Production based Gross Domestic Product ("GDP") increased 0.7 percent in the three months to 31 December 1998, the second successive quarter of economic growth. However, GDP shrank 0.3 percent in the year to 31 December 1998 because of two quarters of contraction from 1 January to 30 June 1998.

When releasing the latest economic growth figures, the New Zealand Government ("Government") Statistician said GDP growth had been lifted by both internal demand and exports.

While New Zealand will continue to be reliant on exports for a material portion of its GDP, dependence on commodity products has slowly declined over the past two decades, being supplemented by tourism, manufacturing and services. Further, a lower exchange rate is resulting in increased tourism and exports to the United States and Europe. Growth in export volumes continued for a second consecutive quarter, rising 2.5 percent in the three months to 31 December 1998 and 1.3 percent in the year to 31 December 1998.

The balance of payments current account deficit for the year ended 31 December 1998 was NZ$5,909 million, or 6.0% of GDP, compared with a deficit of NZ$6,870 million, or 7.1% of GDP, for the year ended 31 December 1997.

Inflation measured by the Consumers' Price Index fell 0.3 percent in the March 1999 quarter. This was the second consecutive quarter of lower prices and resulted in an annual inflation rate of negative 0.1 percent. The Government Statistician said the quarterly fall reflected lower interest rates, housing and transport costs.

Consensus forecasts are for a continued steady recovery from New Zealand's current period of slow annualised GDP growth and for a gradual improvement in the external current account deficit. Inflationary pressures are expected to be constrained by significant spare capacity in the New Zealand economy.

COMPETITIVE FRAMEWORK

The Telecommunications Act 1987 allows the establishment and maintenance of telecommunications networks by any person. There have been no statutory entry barriers to any part of the New Zealand telecommunications industry since 1989, with all telecommunications companies subject to ordinary commercial law (e.g. Companies Act, Fair Trading Act, Commerce Act).

Competitors with whom Telecom has interconnection agreements offer business and residential international, national and local voice services, cellular services, data services, Internet services and mobile trunked radio services. Telecom has interconnection agreements with 12 other parties including large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra Corporation Limited, British Telecom and Vodafone New Zealand ("Vodafone"). Nine of these interconnection agreements include local service. Telecom also has eight number portability agreements enabling carriers to provide customers with the option of changing carriers without changing numbers.

In addition to the companies with which Telecom has interconnection agreements, numerous other organisations offer voice calling services from overseas or by re-selling services provided by New Zealand's network operators. Several Internet service providers based in New Zealand operate networks and offer telecommunications services. Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance

Management's Discussion and Analysis of Financial Condition and Results of Operations

of customer premises equipment ("CPE"). Competition in New Zealand's telecommunications markets is expected to remain intense, with the prospect of existing participants extending their activities and new competitors entering the market.

The Government has recently reviewed telephone numbering issues and in December 1998 an agreement was reached between the Government and some industry participants (including Telecom) for independent administration and allocation of numbers. The final steps towards implementation of this agreement are now being taken.

The Government is currently reviewing two areas that affect the telecommunications industry. The New Zealand Ministry of Commerce has indicated it will review regulations related to disclosure issues, focusing on disclosure of costs involved in providing local access. The Government is also reviewing the penalties regime under the Commerce Act. Telecom has made submissions as part of both reviews.

LITIGATION

The Company is currently involved in a number of legal proceedings, including lawsuits brought by and against Clear Communications ("Clear") relating to a variety of issues, including Telecom's bundling practices, the terms on which Telecom provides interconnection and Clear's failure to make payment of certain charges under its interconnection agreement. In addition, Telstra NZ Limited has commenced proceedings against Telecom relating to Telecom's cessation of certain carrier rebilling arrangements and the terms on which Telecom provides interconnection.

The legal proceedings pending against Telecom involve claims for substantial damages and other relief. There can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. See Note 9 to the condensed financial statements.

OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS

The table on page 19 shows the major components of Telecom's operating revenues and expenses for 1997, 1998 and 1999.

Surplus from continuing operations before abnormal items as a percentage of revenue was 39.9%, 40.5% and 40.7% for 1997, 1998 and 1999, respectively.

Revenue Reclassifications

Telecom has enhanced its revenue reporting through reclassifications of certain revenue items. Reclassified revenues are set out in the table on page 19. The key changes are as follows:

 . Local service revenue now includes revenue from connections, maintenance and wiring (previously included as equipment revenue) and Smartphone, messaging and call track revenues (previously included as enhanced network services revenue).

 . A new revenue category "Calling", comprising national, international and other calling revenues (including PayPhones, 0900 and Teleconferencing), has been established.

 . Centrex and Virtual Private Networks ("VPN") call revenues (previously included as enhanced network services revenue) are now included in local calls (within local service) and national revenue respectively.

 . A new revenue category "Data", including Internet access and broadcasting revenues (previously included as miscellaneous other services revenue), has been established. Data revenue also includes revenue from data transmission services, dedicated leased lines and value-added services provided by Netway and the use of Integrated Services Digital Networks ("ISDN") (all previously included as enhanced network services revenue).

 . Enhanced network services no longer exists as a separate revenue category with much of this revenue now included as "Data", and the remaining enhanced services (comprising Smartphone, messaging and call track) now in local service.

Volumes and prior years' revenue have been restated for the revenue reclassifications.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Abnormal Items

                                     1997        1998        1999
                                     NZ$M        NZ$M        NZ$M
------------------------------------------------------------------
Abnormal costs
Restructuring costs                    65           -           15
Reorganisation of First Media
 Limited                                -          37            -

Year 2000 modification costs           87           -            -
                                ----------------------------------
                                      152          37           15
                                ==================================
Abnormal Revenue

Liquidation of executive share
 ownership plan                         -           -           16
                                ==================================

Restructuring

During 1999, Telecom announced it had reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. Operator services manages directory assistance, operator assistance and audio conferencing calls as well as passing 111 calls to emergency services.

The decision to outsource operator services resulted in approximately 560 redundancies (total severance costs of NZ$15 million) at the Auckland, Palmerston North and Christchurch call centres. Of the NZ$15 million, NZ$7 million is still to be paid.

Restructuring costs of NZ$65 million aimed at substantially reducing Telecom's operating costs and the strategic restructuring of ConnecTel, formerly the Design, Build and Maintenance division, were identified and provided against earnings for the year ended 31 March 1997.

Redundancy and other restructuring costs of NZ$11 million and NZ$33 million incurred during 1999 and 1998 respectively have been charged against the restructuring provision.

Reorganisation of First Media Limited ("First Media")

The estimated costs (NZ$37 million) associated with the termination of the residential hybrid fibre/coax cable roll-out and the reorganisation of First Media were identified and provided for at 31 March 1998.

The decision to close First Media with effect from 31 July 1998 was announced on 4 June 1998. The costs associated with this decision were accommodated by the existing provision.

Liquidation of the Executive Share Ownership Plan

Liquidation of Telecom's executive share ownership plan was completed in March 1999. The Trustee of the plan had disposed of the 1.9 million unallocated shares on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were NZ$16 million.

Telecom continues to operate an executive share option scheme whereby certain key executives are granted a number of options to purchase ordinary shares in the Company.

Operating Revenues (Before Abnormals)

Variation -- Increase                NZ$ millions       %
-------------------------------------------------------------
1999:1998                                 36           1.1
1998:1997                                315          10.2
-------------------------------------------------------------

Revenue growth for 1999 was driven largely by growth in cellular connections, access lines, data and Internet revenue. Growth in national and international call volumes did not fully offset large price reductions, resulting in a decline in national and international revenues.

Excluding the effect of the change in accounting for calls from Telecom's fixed line network to BellSouth's (now Vodafone's) cellular network in 1998 (see "National") and cellular revenue adjustments in 1997 (see "Cellular and Other Mobile Services"), revenue would have increased in 1998 by NZ$255 million, or 8.2%.

Revenue growth for 1998 was driven largely by growth in access lines and call volumes and increased usage of data and cellular services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Volume Growth

               As at and for the year ended     Change  Change
                         31 March                  %       %
            --------------------------------------------------

                    1997       1998       1999   98:97   99:98
            --------------------------------------------------

Access Lines   1,782,000  1,840,000  1,868,000     3.3     1.5
Centrex           48,800     65,800     74,600    34.8    13.4
lines
ISDN lines        18,000     28,400     43,500    57.8    53.2

Call minutes (millions)
 Local calls*    2,858.3    3,088.6    3,177.7     8.1     2.9
 National
 calls #         1,901.8    1,966.2    2,018.2     3.4     2.6
 Fixed line
 to cellular
 calls**           313.1      356.5      404.8    13.9    13.5
 National 0800
 calls             357.4      453.4      526.7    26.9    16.2
 International
 outward calls     265.6      304.0      439.4    14.5    44.5
 International
 inward calls      279.2      322.1      333.0    15.4     3.4
 Cellular calls    508.7      614.0      744.0    20.7    21.2

Cellular connections
 Total at end
 year            422,800    476,200    608,900    12.6    27.9

 Average during  382,370    453,720    529,440    18.7    16.7
 the year

Call minder
mailboxes        180,200    228,700    269,900    26.9    18.0

Registered XTRA
customers         46,300    107,000    180,300   131.1    68.5

* Includes business local calls, residential calls under the NZ20 cents local calling option and Centrex and VPN local calls.
# Includes Centrex and VPN national calls. Excludes calls
 from Telecom's fixed line to cellular network.
**Includes calls to Vodafone's cellular network.

Certain reclassifications of prior years' data have been made to conform to current year classifications.
==================================================================

Local Service

Local service revenues consist of business and residential access, local call charges (predominantly paid by business customers) including Centrex and VPN, and enhanced network services products (Smartphone, messaging and call track).

-----------------------------------------------------------
Variation -- Increase               NZ$ millions          %
-----------------------------------------------------------
1999:1998                                  34           3.3
1998:1997                                  66           6.9
-----------------------------------------------------------


-------------------------------------------------------------
Local Service Growth                 Change %        Change %
                                        98:97           99:98
-------------------------------------------------------------

Business & residential access
  -  Revenue                              4.7             0.5
  -  Access lines                         3.3             1.5
Local calls
  -  Revenue                             16.4            18.0
  -  Call minutes                         8.1             2.9
-------------------------------------------------------------

Business and residential access revenue for 1999 increased by NZ$4 million, or 0.5%, which reflected an increase in access lines, partially offset by the net effect of pricing changes.

Local service revenue and access line growth have been affected by the entry of Saturn Communications into the local service market and increased use of cellular phones.

[GRAPH GOES HERE]

Pricing changes that have affected the year on year comparisons include:

 . Increases in residential line rental of 2.9% and 1.9% which took effect from 1 August 1997 and 1 October 1998 respectively, consistent with the provisions of the Kiwi Share.

 . The option, since August 1997, for residential customers to continue with the standard monthly line rental and unlimited free local calling or pay a lower monthly rental and NZ20 cents per local call. At 31 March 1999, approximately 67,000 residential customers had switched to the new pricing option.

 . Operator services charges introduced in December 1997 for residential customers. The monthly residential line rental was reduced by NZ$1.25 to NZ$35.66 at the same time.

 . A reduction in business line rentals of 3.3% in December 1997 in conjunction with an increase in business local call prices.

 . A reduction in the monthly rental for new second line connections by NZ$5.71 to NZ$29.95 from 1 July 1998.

1998 business and residential access revenue increased NZ$38 million, or 4.7%, as a result of growth in customer access lines partially offset by the net effect of pricing changes.

Revenue from local calls increased by NZ$20 million, or 18.0%, for 1999 due to growth in call volumes and the full year effect of the price increase for business local

Management's Discussion and Analysis of Financial Condition and Results of Operations


calls, which took place in December 1997. Revenue from local calls increased by NZ$15 million, or 16.4% for 1998 due to growth in call volumes and the effect in the last quarter of the price increase for business local calls from December 1997.

Revenue from Smartphone, messaging and call track increased by NZ$10 million, or 16.7%, for 1999 and increased by NZ$13 million, or 29.8%, for 1998.

National

National revenue includes calls to a location outside the caller's local calling area including Centrex and VPN, calls to the cellular network originating within the fixed line network, National 0800 calls and operator services charges.

--------------------------------------------------------------------------------
Variation - Increase/(decrease)                 NZ$ millions                 %
--------------------------------------------------------------------------------
1999:1998                                           (27)                   (3.7)
1998:1997                                            71                    10.8
--------------------------------------------------------------------------------

The decrease for 1999 was largely due to national toll price reductions. While price reductions resulted in higher call volumes, volume growth rates have been affected by the slower growth of the New Zealand economy and the migration of calls into Telecom's cellular network. The effect of national toll price reductions was partially offset by increased revenue from calls from the fixed line to the cellular network and National 0800.

--------------------------------------------------------------------------------
National Growth                                  Change %              Change %
                                                  98:97                 99:98
--------------------------------------------------------------------------------
National calls*
  -  Revenue                                         -                  (11.9)
  -  Call minutes                                  3.4                    2.6
Calls to cellular networks**
  -  Revenue                                      40.8#                  10.9
  -  Call minutes                                 13.9                   13.5
National 0800
  -  Revenue                                      21.2                    5.7
  -  Call minutes                                 26.9                   16.2
--------------------------------------------------------------------------------

# Excluding the effect of a change in accounting for calls to BellSouth's cellular network in 1998, growth for 1998 was 4.8%.

*  Includes national VPN and Centrex calls.

** Includes calls to Vodafone's cellular network.
--------------------------------------------------------------------------------

Compared with last year, the annual average per minute price of national calls, excluding National 0800 and those made to cellular networks, declined by approximately 14% to around NZ18 cents. During 1998, the average price declined by approximately 3%.

During the period from 1 April to 30 June 1998, Telecom's NZ$5 cap on national calls for residential customers, offered through the NZ$5 Weeknights and NZ$5 Weekends, was extended to apply all day on weekdays. Since 1 February 1998, the NZ$5 caps have been available only to those residential customers who choose Telecom as their preferred tolls provider.

From August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes.

Two new calling packages (HomeFree 200 and HomeFree 400) were launched in December 1998 for residential customers in seven geographic areas. These packages combine a low access charge, either 200 or 400 peak/off-peak free minutes and a low flat rate (NZ15 cents per minute) for all local and national calls once the free minutes have been used.

Further initiatives include Favourite Place New Zealand and Favourite Place Neighbouring Area which provide a flat fee option for unlimited off-peak calling to another area in New Zealand chosen by the customer. As at 31 March 1999, approximately 34,000 customers were enrolled in these plans.

A Talking Points loyalty programme, which rewards residential customers for using Telecom's services, was introduced in May 1996. Approximately 653,000 customers have joined the programme. The School Connection loyalty programme, where residential customers nominate schools to receive sponsorships from Telecom based on customers' usage of Telecom's services, has 599,000 customers.

Revenue from calls to cellular networks grew by 10.9% in 1999, with a high proportion of this growth in the last quarter of 1999. Strong growth in the last quarter reflects the significant increase in cellular connections during the last four months of 1999.

National revenue for 1998 included the effect of a change in accounting for calls from Telecom's fixed line network to BellSouth's (now Vodafone's) cellular network necessitated by the implementation of new terms in an agreement with BellSouth. Gross revenue from these calls is now included in national revenue, with the termination payment included in cost of sales.

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations


Previously, national revenue included this revenue net of payments to BellSouth. Excluding the effect of this change, national revenue for 1998 increased by NZ$23 million, or 3.5%.

International

International revenue includes outgoing international calls made in New Zealand, collect, credit card and "New Zealand Direct" calls to New Zealand, receipts from overseas telecommunications administrations and companies for calls to New Zealand that use Telecom's facilities, and calls from international switched traffic transiting Telecom's facilities.

-------------------------------------------------------------
Variation - Increase/(decrease)      NZ$ millions      %
-------------------------------------------------------------
1999:1998                                (52)        (11.2)
1998:1997                                  9           2.0
-------------------------------------------------------------


------------------------------------------------------------
International Growth                 Change %      Change %
                                      98:97         99:98
------------------------------------------------------------
Outward calls
  -  Revenue                          (3.0)         (24.0)
  -  Call minutes                     14.5           44.5
Inward calls
  -  Revenue                          (4.4)           7.0
  -  Call minutes                     15.4            3.4
Transit call margin
  -  Margin                          128.1           31.3
  -  Call minutes                    200.0           50.1
------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The annual average per minute charge for outward calls of around NZ52 cents was approximately 47% lower than in 1998, reflecting price reductions and frequent weekend specials.

From 1 January 1998, international toll prices for residential customers fell by an average of almost 20%. Further price reductions took place for residential customers to over 30 destinations from 1 April 1998. International toll calling prices for Telecom business customers decreased on average by 15% from 1 February 1998. Further significant price reductions reducing the average price of outward international tolls by 20% were announced in July 1998.

During May and June 1998 Telecom offered "talk for as long as you like" residential promotions of NZ$10 to Australia and NZ$15 to UK, US, Canada and Ireland. This offer has been extended to the end of calendar 1999. For the last weekend in November 1998, four weekends in December 1998 and three weekends in March 1999, the rates were reduced further to NZ$4.99 to Australia and NZ$9.99 to UK, US, Canada and Ireland.

Growth in inward call revenue for 1999 resulted from increased volumes and increases in the average price per inward call minute. The average price per minute for inward calls increased by approximately 3.5% for 1999 primarily as a result of the weakening New Zealand dollar. The impact of the weaker New Zealand dollar was partly offset by a reduction in the rates negotiated for incoming calls. In response to intense competition in the international market, Telecom has negotiated agreements with the major foreign carriers which, while reducing rates, have improved inward volumes.

The increase in the transit call margin (revenue net of outpayments) for 1999 was largely attributable to:

 .  Strong growth in calls from international switched traffic transiting
   Telecom's facilities, reflecting intensive efforts to utilise Telecom's lower cost outward routes to win new refile business;

 . The weakening of the New Zealand dollar which increases the New Zealand dollar equivalent of the foreign margin; and

 .  Increased revenue from transit calls for information services.

Telecom's point of presence ("POP") in the US continues to demonstrate the value in participating in the world's most competitive wholesale international market. The low cost routing option provided by the US POP has enabled Telecom to become more competitive in the transit call business. Telecom has recently commissioned its own switch in the US and continues to expand its role in this dynamic market by interconnecting with an increasing number of partner carriers in order to secure additional volumes and further reduce costs.

In 1998 decreases in outward and inward call revenue were more than offset by an increase in net revenue from transit services.

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations


The rate of growth in outward call minutes reflected market growth and volume stimulation from price specials offered to New Zealand customers and significant price reductions which took place in the fourth quarter of 1998. Outward call revenue and volumes were affected by competitive pressures, including increased activity by new players, and the slow-down in the domestic economy.

The average per minute charge in 1998 for inward calls decreased by approximately 17% compared with 1997, reflecting significant reductions in call rates agreed with foreign carriers partly offset by the effect of the weakening New Zealand dollar.

The increase in net revenue earned from transit services in 1998 was largely attributable to strong growth in calls from international switched traffic transiting Telecom's facilities and the effective management of the outpayment through use of lower cost routing options.

Other Calling

Other calling revenue is derived principally from Payphones, National 0900, Teleconference and analogue and dedicated digital voice service.

-------------------------------------------------------------
Variation - Decrease                 NZ$ millions       %
-------------------------------------------------------------
1999:1998                                (8)          (13.3)
1998:1997                                (3)           (4.8)
-------------------------------------------------------------

The decreases for 1999 and 1998 were due largely to a reduction in Payphone revenue as the use of cellular phones increases.

Interconnect

Interconnect revenue is derived from charges for delivering to and accepting from other service providers local, national, international and 0800 calls. Installation charges and rental of interconnecting links and service delivery point charges are also included.

------------------------------------------------------------
Variation - Increase               NZ$ millions        %
------------------------------------------------------------
1999:1998                               15            21.1
1998:1997                                5             7.6
------------------------------------------------------------

The increase for 1999 is largely due to new interconnect carriers (eg. Compass Communications and WorldxChange) and increased activity with existing carriers, partly offset by reductions in the average charge per call.

Cellular and Other Mobile Services

Cellular and other mobile services revenue comprises access and airtime charges for calls originating from Telecom's cellular network (excluding international calls), and revenue from paging and mobile radio services.

------------------------------------------------------------
Variation - Increase                NZ$ millions       %
------------------------------------------------------------
1999:1998                                56           13.2
1998:1997                               108           34.2
------------------------------------------------------------


-------------------------------------------------------------
Cellular Growth                      Change %       Change %
                                      98:97          99:98
-------------------------------------------------------------
Revenue                                37.4  *        14.6
Call minutes                           20.7           21.2

Connections
 Total at period end                   12.6           27.9
 Average during the period             18.7           16.7

* Allowing for revenue adjustments in 1997, growth would
  have been 31.8% for 1998.
-------------------------------------------------------------

The increased revenue includes the impact of the acquisition of Motorola's, Ericsson's and Cellnet's cellular reselling businesses in June 1997, October 1997 and April 1998, respectively.

Telecom had 608,900 cellular connections at 31 March 1999 compared with 476,200 at 31 March 1998, an increase of 27.9%. The continued strong growth in connections is largely due to the introduction of prepaid cellular (including the Freedom connections sold through The Warehouse), and the "Telecom 2 GO" promotion. The total number of active prepaid customers (including Freedom connections) at 31 March 1999 was 112,700. Approximately 46% of total connections are connected to the Telecom 2 GO rate plans (excluding GO Prepaid connections).

  Management's Discussion and Analysis of Financial Condition and Results of
                                  Operations



[GRAPH GOES HERE]

Average revenue per customer decreased by approximately 2% compared to last year, reflecting the recent high number of prepaid connections. Average revenue per prepaid connection is initially lower as customers utilise their free airtime minutes. Average revenue per customer in 1998 increased by approximately 16% compared to 1997.

The total number of cellular connections in New Zealand, including Vodafone's connections, is currently estimated to represent approximately 21% of the New Zealand population. This penetration level, when compared with other relevant countries, suggests scope for continued expansion of this market.

In March 1998, Telecom cut call prices and introduced new call pricing plans for mobile phone business customers in response to similar moves by BellSouth (now Vodafone). Existing business call pricing plans were replaced with five new plans to cover the needs of business customers - from those who use mobile phones only occasionally, through to high-volume business customers.

As a result of a change in accounting estimates, together with the effect of pricing changes to service providers relating to earlier periods, cellular revenue for 1997 was adversely affected by approximately NZ$12 million. Excluding these adjustments, the increase in cellular and other mobile services revenue would have been 29.3% for 1998. The increase includes the impact of the acquisition of Motorola's and Ericsson's cellular reselling businesses in June and October 1997 respectively.


Data

Data revenue consists principally of revenue from data transmission services, dedicated leased lines and Internet access.

------------------------------------------------------------
Variation - Increase                NZ$ millions       %
------------------------------------------------------------
1999:1998                                41           13.9
1998:1997                                39           15.2
------------------------------------------------------------

Data revenue growth for 1999 is driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

Telecom's Internet service provider "XTRA" had approximately 180,300 registered customers at 31 March 1999, compared with 107,000 at 31 March 1998. Of the registered customers, 81% were active within the last month of 1999.

ISDN revenues increased by 37.4% for 1999 partly reflecting migration from basic access services. The number of ISDN lines increased by 53.2%.

The increase in data revenue for 1998 was largely due to growth in XTRA. Registered customers increased 131% from 46,300 at 31 March 1997. ISDN revenue and lines increased by 63.9% and 57.8% respectively in 1998.

In February 1999 Telecom introduced a series of data pricing initiatives aimed at stimulating data growth by making greater bandwidth more affordable. The initiatives, which have been targeted at key corporate and business data users, aim to simplify the data pricing structure, by reducing the number of distance steps, and make wide-area networking more affordable.

Directories

Directories revenue is derived largely from local advertising by businesses in both The Telephone Book and YELLOW PAGES(R) directories and various database services.

------------------------------------------------------------
Variation  Increase                 NZ$ millions        %
------------------------------------------------------------
1999:1998                                13            8.8
1998:1997                                11            8.1
------------------------------------------------------------

         Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

Revenue from regional directories increased by 8.5% in 1999 as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES/R/ products. Revenues from specialised and LOCAL DIRECTORIES/TM/ increased by 19.3%.

In 1998, revenue from regional directories increased by 7.3%, and from specialised and LOCAL DIRECTORIES/TM/ by 50.8%.


Equipment Revenue

Equipment revenue includes equipment sales and installation, and CPE rental.

-------------------------------------------------------------
Variation - Decrease                 NZ$ millions      %
-------------------------------------------------------------
1999:1998                               (35)        (24.3)
1998:1997                               (13)         (8.3)
-------------------------------------------------------------

The decreases for 1999 and 1998 reflected lower CPE rental and the outsourcing of cellular equipment sales in November 1997.


Miscellaneous Other Services

Miscellaneous other services revenue is derived principally from an international outside plant project and software development.


--------------------------------------------------------------
Variation - Increase/(decrease)      NZ$ millions      %
--------------------------------------------------------------
1999:1998                                (1)         (2.6)
1998:1997                                22         129.4
--------------------------------------------------------------

The reduction in revenue from the winding down of the international outside plant project in the 1999 year was largely offset by a one-off receipt from Ameritech to cover costs incurred by Telecom in the sale by Ameritech of its Telecom shareholding, completed in April 1998.

The increase in revenue for 1998 was due principally to revenue from the international outside plant project.


Operating Expenses (Before Abnormals)

Variation - Increase                 NZ$ millions      %
------------------------------------------------------------
1999:1998                                14           0.7
1998:1997                               169           9.1
------------------------------------------------------------

Operating expenses (excluding abnormal costs) for 1999 remained relatively stable. An increase in cost of sales was largely offset by reductions in other cost lines.

The increase in 1998 reflected volume growth in Telecom's various markets.

Operating expenses excluding abnormal costs as a percentage of revenue were 60.1%, 59.5% and 59.3% for 1997, 1998 and 1999, respectively.


Personnel Costs


Gross Personnel Costs

Variation - Increase/(decrease)      NZ$ millions      %
--------------------------------------------------------------
1999:1998                               (19)         (3.5)
1998:1997                                17           3.3
--------------------------------------------------------------

The decrease in gross personnel costs for 1999 reflected a reduction of 337 in personnel numbers between 31 March 1998 and 1999.

The effect of this decrease on gross personnel costs was partly offset by increases arising from the following factors:

 .  Salary increases for personnel on individual contracts;

 .  Negotiated settlements for personnel covered by collective contracts; and

 . The acquisition of Motorola's, Ericsson's and Cellnet's cellular reselling businesses, and the associated staff increases.


                               Personnel Numbers
-------------------------------------------------------------------------------
                                                        Decrease       99:98
               ----------------------------------------------------------------
                       1997        1998        1999       Number          %
               ----------------------------------------------------------------

Operations            6,882       6,551       6,289         (262)       (4.0)

Other                 1,828       1,585       1,510          (75)       (4.7)
               ----------------------------------------------------------------
                      8,710       8,136       7,799         (337)       (4.1)
               ----------------------------------------------------------------

Net personnel costs in 1999, after capitalisation and other labour recoveries, decreased by NZ$25 million, or 6.5%.

         Management's Discussion and Analysis of Financial Condition
                           and Results of Operations


Labour capitalised, which is the reallocation of personnel costs incurred in capital projects to fixed assets, remained relatively stable.

Other labour recoveries, which consist of the reallocation of personnel costs incurred in maintenance, network operations and installation activities to maintenance costs, cost of sales and other operating costs increased by NZ$9 million, or 7.9%.

Access lines per operations employee, have increased from 259 to 281 and 297 at 31 March 1997, 1998 and 1999 respectively.

The increase in gross personnel costs in 1998 reflected:

 .  Salary increases for personnel on individual contracts;

 .  Negotiated settlements for personnel covered by collective contracts; and

 . The acquisition of Motorola's and Ericsson's cellular reselling businesses, and the associated staff increases.

The increases were partly offset by lower staff numbers.

Depreciation

------------------------------------------------------------
Variation - Increase/(decrease)      NZ$ millions      %
-------------------------------------------------------------
1999:1998                               (11)         (2.0)
1998:1997                                20           3.7
-------------------------------------------------------------

The decrease in depreciation expense for 1999 was largely due to high depreciation in 1998 following a fixed asset review which identified a number of under-depreciated assets.

This decrease was partially offset by the impact of the increasing fixed asset base resulting from capital expenditure, and a higher proportion of expenditure on information technology assets which have shorter depreciable lives compared with network assets.

Excluding a one-off charge in 1997 for a change in useful lives of certain information technology and network assets, 1998 depreciation expense increased by NZ$34 million, or 6.4%.


Cost of Sales

Cost of sales are costs directly attributable to revenue earned from international outward calls and leased circuits, product sales and installations, cellular services, directories and miscellaneous other services.


------------------------------------------------------------
Variation - Increase                 NZ$ millions      %
------------------------------------------------------------
1999:1998                                60          11.7
1998:1997                               110          27.2
------------------------------------------------------------

The increase for 1999 was largely due to growth in the cellular business, including the acquisition of the cellular reselling businesses. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones also contributed to the increase in cost of sales.

International cost of sales for outbound calls increased by 23.3% for 1999, primarily due to significantly higher outbound minutes. International outward minutes increased by 44.5% reflecting the volume stimulation created by price specials offered to New Zealand customers.

The proportionally lower increase in international cost of sales (relative to the increase in outward minutes) reflects the negotiation of favourable outpayment terms for the short period of price specials, partially offset by the effect of the weakening New Zealand dollar.

As stated under "National", cost of sales for 1998 was affected by a change in accounting for calls from Telecom's fixed line network to BellSouth. Excluding the termination charge related to these calls, cost of sales increased by 16.2% in 1998.

The increase was largely due to growth in the cellular business, including the acquisition of Motorola's and Ericsson's cellular reselling businesses, costs related to an international outside plant project, higher equipment cost of sales and the cost of new international leased circuit services which are largely related to growth in Internet access.

          Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

Maintenance

---------------------------------------------------------
Variation - Decrease               NZ$ millions      %
---------------------------------------------------------
1999:1998                               (5)         (2.9)
1998:1997                              (30)        (14.9)
---------------------------------------------------------

This decrease for 1999 reflected the following:

 .  Improved prices from external contractors;

 .  A significant increase in efficiency; and

 . Significant sub-contractor costs incurred in the first quarter of 1998 as a result of industrial disputes involving ConnecTel personnel.

The decrease in maintenance costs for 1998 also reflected improved prices from external contractors, a significant increase in efficiency and productivity, and a change in the treatment of unproductive time which was previously re-allocated as labour recovered to maintenance and is now reflected in net personnel costs.

Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, postage, agency and stationery expenses, which together represented 70% of other operating expenses before capital and maintenance recoveries.

--------------------------------------------------------
Variation - Increase/(decrease)    NZ$ millions      %
--------------------------------------------------------
1999:1998                               (5)        (1.3)
1998:1997                               33          9.3
--------------------------------------------------------

The decrease in other operating expenses for 1999 was largely due to lower bad debts and legal expenses. The reduction in legal expenses was due to an allowance for certain litigation costs which increased expenses in the first half of 1998.

This decrease was partially offset by increased outsourcing expenses and a lower level of overhead recoveries relating to capital and maintenance work.

The increase in other operating expenses for 1998 was largely due to the allowance for litigation costs in the first half of 1998 and a lower level of overhead recoveries relating to capital and maintenance work.

Net Interest Expense

---------------------------------------------------------
Variation - Increase/(decrease)    NZ$ millions       %
---------------------------------------------------------
1999:1998
Interest expense                         4           2.6
Investment income                       21          75.0
                               --------------------------
Net interest expense                   (17)        (13.4)
                               --------------------------
1998:1997
Interest expense                        29          23.0
Investment income                        1           3.7
                               --------------------------
Net interest expense                    28          28.3
---------------------------------------------------------

The decrease in net interest expense for 1999 was largely due to a lower average level of net debt this year compared to last year. Average debt was higher in 1998 as short-term debt was used to fund the share repurchase programme for parts of the year prior to the issue of capital notes and restricted capital securities.

The hedging costs related to the US capital notes have been reclassified from interest expense to capital note distribution costs.

The surplus from continuing operations before abnormals covered net interest (after investment income but before interest capitalised) and capital note costs
6.9 times, compared with 7.6 times in 1998 and 10.9 times in 1997.

Taxation

---------------------------------------------------------
Variation - Increase               NZ$ millions       %
---------------------------------------------------------
1999:1998                               14           3.5
1998:1997                               86          27.7
---------------------------------------------------------

The increase in income tax expense for 1999 was largely due to the NZ$77 million, or 6.3%, increase in the surplus from continuing operations before income tax. The effective tax rate was 31.9% compared with 32.7% for 1998, 31.7% for 1997 and a statutory rate of 33%.

Income tax expense for 1998 increased due to higher before tax earnings which included the impact of lower abnormal costs.

A periodic review by the Inland Revenue Department is in progress, the likely outcome of which is not known.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

LIQUIDITY

Telecom believes it has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, restructuring costs, anticipated capital expenditure, dividends and investments.

Cash Flows from Operating Activities

Net cash flows from operating activities were NZ$1,574 million for 1999, an increase of NZ$37 million, due principally to higher receipts from customers partly offset by higher payments to suppliers and employees, interest and tax.

Cash flows from operating activities were NZ$1,537 million in 1998 and NZ$1,419 million in 1997.

Cash Flows from Investing Activities

Net cash flows used in investing activities amounted to NZ$778 million, compared with NZ$985 million in 1998 and NZ$667 million in 1997. The decrease in 1999 was due principally to a decrease in cash applied to the purchase of investments.

Cash Flows from Financing Activities

Net cash flows used in financing activities were NZ$796 million, compared with NZ$553 million in 1998 and NZ$746 million in 1997. The increase in 1999 was due to an increase in cash applied to dividends and capital note distribution costs, and lower than usual cash outflows in 1998, due to the proceeds from the issue of capital notes which more than offset cash used for the share repurchase programme in 1998.

Telecom has declared a fully imputed fourth quarter dividend for 1999 of NZ11.5 cents per share, a total of NZ$202 million, to be paid in June 1999.

A supplementary fourth quarter dividend of NZ$26 million will be paid to shareholders who are non-resident in New Zealand. Telecom receives an equivalent tax credit from the Inland Revenue Department for this amount.

CAPITAL RESOURCES

Cash and Short-term Investments

Telecom had cash and short-term investments of NZ$694 million at 31 March 1999, an increase of NZ$251 million. The increase is due to Telecom's recapitalising a subsidiary company that has a retained earnings deficit. These funds have been invested by the subsidiary to generate investment income. Telecom has available unutilised committed facilities of NZ$20 million and US$150 million, as well as other substantial uncommitted borrowing capacity.

Debt

Total interest-bearing long-term and short-term liabilities amounted to NZ$2,251 million, compared with NZ$2,039 million at 31 March 1998.

Net debt amounted to NZ$1,531 million at 31 March 1999, compared with NZ$1,554 million at 31 March 1998. The net debt to net debt plus capital funds ratio was 42.9% at 31 March 1999, compared with 43.6% at 31 March 1998. Net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$26 million at 31 March 1999 (NZ$42 million at 31 March 1998). Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

The estimated fair value of Telecom's long-term debt at 31 March 1999 was NZ$1,389 million compared with its carrying amount of NZ$1,289 million (stated inclusive of the effect of hedging transactions). The estimated fair value of long-term debt at 31 March 1998 was NZ$1,461 million, compared with its carrying amount of NZ$1,464 million. The fair values are based on Telecom's fixed rates of interest on debt in comparison to the prevailing market rates in effect at 31 March 1999 and 1998 for instruments of a similar maturity.

TeleNotes and Restricted Capital Securities

TCNZ Finance Limited ("the Issuer"), Telecom's main financing subsidiary, issued during 1998 capital notes known as "TeleNotes".

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

TeleNotes are an unsecured subordinated issue which pay a fixed coupon rate to the holder between election dates. On election date, holders may elect to retain some or all of their TeleNotes for a further period on terms specified by the Issuer or require redemption. The Issuer has the option to redeem the TeleNotes, including any unpaid interest, for cash and/or by procuring the issue of Telecom shares (valued at 90% of the then-current market share price) to the holders of the TeleNotes.

Telecom New Zealand Finance Limited ("TNZFL"), another Telecom financing subsidiary, issued in February 1998 US$300 million worth of Restricted Capital Securities ("Capital Securities") to United States based institutional investors. Such securities are similar to TeleNotes. US$150 million of such securities have a fixed coupon of 6.25 percent and will be redeemable in 2003. The other US$150 million have a fixed coupon rate of 6.5 percent and will be redeemable in 2008. Telecom has entered into cross currency interest rate swaps to remove the exposure to exchange rate fluctuations that would otherwise result from the issue of the Capital Securities. On the redemption dates of 2003 and 2008, also referred to as election dates, holders may elect to retain some or all of their Capital Securities for a further period on terms specified by TNZFL or require redemption. TNZFL has the option to redeem the Capital Securities including any unpaid interest for cash and/or by procuring the issue of American Depositary Receipts representing ordinary shares of Telecom (valued at 90% of the-then current market value) to the holders of the Capital Securities.

Market Risk

Telecom is exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies including the use of derivatives such as interest rate swaps, interest rate options, foreign currency forwards, foreign currency swaps and cross currency interest rate swaps to manage these exposures. Any gains or losses on these hedging financial instruments are generally offset by gains or losses on the underlying exposures being hedged. Telecom monitors the use of derivative financial instruments through the use of well defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes.

The analysis below presents the hypothetical changes in fair values related to the financial instruments held as at 31 March 1999, which are subject to these market risks.

Interest Rate Risk Management

The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense/net earnings.

As at 31 March 1999, Telecom had hedged approximately NZ$60 million of projected short-term debt through the use of an interest rate swap and forward rate agreement. Interest rate swaps have also been used to convert Telecom's floating rate obligations on term funding into fixed rate obligations.

As at 31 March 1999, the fair value of long-term debt, capital notes and interest rate derivatives was approximately NZ$2.4 billion. The aggregate hypothetical fair value of these financial instruments, assuming a 100-basis-point upward shift in the yield curve, is estimated to be NZ$2.3 billion. The aggregate hypothetical fair value of these financial instruments, assuming a 100-basis-point downward parallel shift in the yield curve, is estimated to be NZ$2.5 billion.

Foreign Exchange Risk Management

The objective in managing foreign exchange risk is to protect against the risk that the eventual New Zealand dollar net cash flows resulting from purchases from foreign suppliers and foreign currency borrowings and expenditure will be adversely affected by changes in foreign currency exchange rates.

As at 31 March 1999, Telecom had used cross currency interest rate swaps with a contract value of NZ$413 million to hedge long-term debt denominated in US dollars and Swiss francs. Such swaps were also used to hedge the issue of NZ$512 million equivalent of US denominated Restricted Capital Securities. Telecom has also used foreign currency swaps and foreign exchange forwards with contract values of NZ$1,430 million to hedge short-term debt, principally denominated in US dollars, and firm purchase commitments, mainly denominated in US dollars and Japanese yen. Telecom's net unhedged foreign exchange exposure at 31 March 1999 is not significant.

          Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

The aggregate hypothetical change in the fair value of Telecom's foreign currency contracts from a 10% increase or a 10% decrease in the value of the NZ dollar against the various currencies to which Telecom is exposed to at 31 March 1999 was not material.

Capital Expenditure

Capital expenditure amounted to NZ$564 million, a decrease of NZ$23 million, or 3.9%, compared to 1998, where capital expenditure decreased NZ$108 million, or 15.5%, compared to 1997. Cash applied to capital expenditure amounted to NZ$554 million, a decrease of NZ$5 million, or 0.9%.

Approximately 65% of 1999 capital expenditure was spent on baseline investment including expenditure for renewal and growth of Telecom's core network (including the international and mobile networks). The remaining capital expenditure was incurred in enhancing network capability to accommodate the increasing demand for data services, and in the development of new products and services.

Telecom currently expects to spend approximately NZ$150 million on capital equipment in the 3 months to 30 June 1999 and approximately NZ$600 million in the 12 months to 30 June 2000. This excludes any purchase of capacity from Southern Cross Cables Limited and any potential acquisition of spectrum that may be available to purchase from the Government.

OTHER MATTERS

Broadband Strategy

The continuing development of Internet-based online technologies and services has created demand for access to very high capacity (broadband) networks. Telecom's broadband strategy aims to open opportunities to create and sell innovative services and products to meet this demand and lead the New Zealand economy online. Telecom is committed to an online future. This commitment will have substantial effects on Telecom's networks, the services that Telecom sells and on interactions between Telecom, its suppliers and its customers.

Telecom has a strategy to develop all of its networks from an infrastructure designed primarily to support narrowband telephony to infrastructure capable of delivering sophisticated high speed broadband services. Telecom's existing fibre-optic network forms the basis of this developing broadband network.

Telecom is already delivering high-capacity ATM, Frame Relay and IPNet services to support the broadband strategy and is now launching Rate-Adaptive Asymmetric Digital Subscriber Line (R-ADSL) technology to residential and business customers. R-ADSL can be used to deliver fast data and voice using existing copper wiring. The use of R-ADSL will be progressively expanded within Telecom's network but this technology has distance limitations. Because of New Zealand's varied terrain and scattered population centres there is no single technology that can be used for provision of broadband services and R-ADSL will not be deployed to all customers.

Year 2000 Costs

Until recently the majority of computer software worldwide was programmed to process transactions using only two digits to identify a year (e.g. "98" for 1998) rather than four digits. As a result computer systems which process dates in the year 2000 and beyond may encounter significant processing inaccuracies and may not operate.

Telecom's Year 2000 ("Y2K") programme is a top priority of the company and Telecom has assigned significant resources to address it. Almost all of the services and solutions that Telecom provides to customers are based on technology-driven systems, including the exchanges and other components in Telecom's fixed line, cellular, paging, mobile and data networks. The Y2K issue may also affect many of Telecom's internal information systems.

Telecom has established a Y2K programme structure comprising a Y2K programme office and Y2K teams within business units. The Y2K programme office provides the framework for monitoring and reporting progress across the programme, including mitigation of Telecom-wide Y2K risks. The business unit group general managers and equivalent positions are accountable for the completion of all Y2K remedial, maintenance and business continuity work. They have several hundred people working across the Y2K programme.

Telecom's Y2K programme has identified and is addressing a broad spectrum of internal and external items which include embedded business support systems,

          Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

network infrastructure, financial structure and support services, building security and supplies, supplier Y2K status, availability of staff, customer communications and a review of existing business continuity plans.

The Information Systems ("IS") remediation phase of the Telecom Y2K programme was substantially completed in December 1998 with a large number of systems and changes having already been successfully Y2K tested and back in production. The testing of the network infrastructure is well advanced, with the majority of this work completed by March 1999. A small number of network suppliers are still to deliver compliant components.

Processes are being developed and implemented to ensure that Telecom's ongoing strategic and discretionary programmes protect the Y2K readiness status already achieved for many components. Concurrently Telecom is focussed on its relationships with third parties and their ability to continue in business into the year 2000. This work will continue up to and beyond 1 January 2000 to ensure that firstly, any potential impact on Telecom customers (resulting from third party relationships) is avoided or where appropriate the effect is minimised to the lowest possible level.

Telecom's Y2K programme includes a review of business continuity status and processes. This is designed to ensure that in the event of unplanned outages or disruption to services, Telecom is able to respond rapidly to customer needs. Dress rehearsals for Y2K business continuity scenarios have already commenced in Telecom with several more planned throughout the year.

Ongoing Y2K IS status management, third party relationships and business continuity planning initiatives will continue beyond 1 January 2000. Telecom also maintains regular internal management reviews and has engaged the services of external Y2K quality assurance reviewers to provide independent advice on Telecom's progress and state of preparedness for the year 2000.

A provision of NZ$87 million was established at 31 March 1997 to cover the operational costs of the Y2K programme. A further NZ$20 million was budgeted for capital expenditure. Costs of NZ$14 million incurred in the year to 31 March 1998, together with costs of NZ$48 million incurred in the year to 31 March 1999, have been charged to the provision. To 31 March 1999 the Company had incurred NZ$12 million of capital expenditure in connection with this issue. There can be no assurance that Telecom's established provisions will be sufficient to cover all Y2K expenditure that may be incurred.

The above information is based on Telecom's current best estimates and planning assumptions. Given the complexity of Telecom's business activities and numerous dependencies on suppliers, expert staff, extensive internal systems and the success of remedial efforts, the actual results of Telecom's Y2K programme have yet to be determined and may differ from the discussion above. There can be no absolute assurance that all issues regarding Y2K will have been completed prior to the year 2000.

Southern Cross

During October 1998, the Southern Cross shareholders agreement was signed marking the official commencement of the Southern Cross cable project. A separate project company, Southern Cross Cables Limited ("SCCL") has been established with the signing of the shareholders agreement. SCCL will build, own, operate and maintain the network as well as market capacity on the cable.

Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in SCCL with Telecom holding a 50% equity stake in the Company. Telecom's Board of Directors has approved a US$75 million investment in SCCL. Pursuant to this a shareholders advance of US$43 million was provided to SCCL on 12 April 1999. Telecom is committed to advancing further funds to bring the total to US$75 million by way of equity or further shareholder advances.

The Southern Cross Cable Network is expected to cost US$1 billion in total. The 29,000 kilometre high capacity fibre optic submarine cable loop will link New Zealand and Australia with Hawaii, mainland United States and Fiji. To date 30 international based companies, including phone carriers and Internet service providers, have signed up for a share of capacity in the Southern Cross cable.

The first phase of the Southern Cross Cable Network, linking Australia and New Zealand to the United States is expected to be completed in the middle of calendar 2000. The second phase routing the cable back to Australia via Fiji is due for completion late in 2000.

          Management's Discussion and Analysis of Financial Condition
                          and Results of Operations

US GAAP RECONCILIATION

The consolidated financial statements are prepared in accordance with NZ generally accepted accounting practice ("GAAP"), which differ in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to restate net earnings and shareholders' funds, are detailed in Note 11 to the condensed financial statements.

As a result of these differences, Telecom's US GAAP net earnings were lower than its NZ GAAP net earnings by NZ$54 million (6.6%) for 1999, and lower by NZ$57 million (7.0%) for 1998 and higher by NZ$94 million (16.2%) for 1997.

For 1999 US GAAP earnings were lower due principally to the recognition of Year 2000 costs of NZ$48 million. For 1998 US GAAP earnings were lower due principally to the recognition of restructuring costs of NZ$62 million and Year 2000 costs of NZ$14 million. These costs were recognised for NZ GAAP purposes in 1997.

Total shareholders' funds at the end of each year were greater under US GAAP by approximately NZ$240 million (22.1%), NZ$213 million (20.0%), and NZ$321 million (19.6%) for 1999, 1998 and 1997 respectively, due to the accumulated effects of the differences referred to above and the fact that, under NZ GAAP, dividends paid in respect of, but after, a fiscal year are deducted in computing retained earnings for such year, whereas they are not so deducted under US GAAP.

NEW ACCOUNTING STANDARDS

The future impact of recent US accounting standards issued by the Financial Accounting Standards Board ("FASB") applicable to Telecom's financial statements is discussed below.

New Authoritative Pronouncements

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

SOP 98-1 requires the capitalisation of certain direct costs and interest costs related to computer software developed or obtained for internal applications, which are incurred after preliminary development efforts have been made. Costs incurred during the preliminary project stage, as well as training and data conversion costs, are to be expensed as incurred.

SOP 98-1 is effective for fiscal years beginning after December 1998. As SOP 98-1 is consistent with Telecom's existing software capitalisation policy the adoption of this standard had no impact on Telecom's financial statements.

In June 1998, FASB issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities".

SFAS No. 133 provides standardised accounting and disclosure guidance for derivative instruments and the derivative portion of certain similar contracts. It amends SFAS 52, "Foreign Currency Translation," and SFAS 107, "Disclosures about Fair Values of Financial Instruments," and it supersedes a number of other financial accounting standards.

The statement requires entities that use derivative instruments to measure these instruments at fair value and record them as assets or liabilities on the balance sheet. It also requires entities to reflect the gains or losses associated with changes in the fair value of these derivatives, either in earnings or as a separate component of capital funds, depending on the nature of the underlying contract or transaction.

At the time of adoption, all derivative instruments are to be measured at fair value and recorded on the balance sheet. Any differences between fair value and carrying amount at that time will be recorded as a cumulative effect of a change in accounting principle, in either net income or other comprehensive income, as appropriate.

SFAS No. 133 becomes effective for fiscal years beginning after 15 June 1999. Telecom management is currently evaluating the new Statement's provisions to determine the effect, if any, of the adoption of SFAS No. 133 on the financial statements.

         Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - Technology using compression and filtering to enable broadband transmission down copper wires. ADSL is generally limited to 3-5 kilometres.

ATM (Asynchronous Transfer Mode) - Data transfer technique in which transmissions are encoded into fixed-length packets and routed through ATM switches. Each ATM link supplies a constant stream of ATM packet slots, which can be either filled or left idle. ATM handles numerous services well by combining the best of both circuit-switching technology (for constant-bit rate services such as voice and graphics) and packet-switching (for variable-bit rate services such as data and full-motion video).

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video, or data that can be carried.

Centrex - A service that provides PBX capabilities to customers using Telecom's network. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Equipment, such as phones, fax machines and modems that connect with the network at the customer's premises.

Frame relay - Packet switched data communication that is very good at efficiently handling high-speed, bursty data over wide area networks. Packets are routed or "relayed" directly to their destination, rather than terminating at each switching node. This eliminates processing overheads and increases throughput speed.

IPNet (Internet Protocol Network) - Telecom's network that removes Internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, that operates as a private local exchange, typically providing reduced-digit dialing for internal calls.

PSTN - Public Switched Telephone Network. The nationwide fixed line voice telephone network accessible to anyone who has a telephone and an account with a phone company.

VPN - Virtual Private Network. A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

OVERVIEW OF SURPLUS FROM CONTINUING OPERATIONS

                                                             YEARS ENDED 31 MARCH                              VARIATION
                                                                                                                  99:98
------------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)            1997        %        1998       %        1999        %         $       %
------------------------------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                     959       31.1     1,025      30.2      1,059      30.8       34       3.3
Calling
   National                                       656       21.3       727      21.4        700      20.4      (27)     (3.7)
   International                                  457       14.8       466      13.7        414      12.1      (52)    (11.2)
   Other                                           63        2.0        60       1.8         52       1.5       (8)    (13.3)
                                                ------------------------------------------------------------------------------
                                                1,176       38.1     1,253      36.9      1,166      34.0      (87)     (6.9)

Interconnection                                    66        2.1        71       2.1         86       2.5       15      21.1
Cellular and other mobile services                316       10.3       424      12.5        480      14.0       56      13.2
Data                                              256        8.3       295       8.7        336       9.8       41      13.9

Other operating revenues

   Directories                                    136        4.4       147       4.3        160       4.6       13       8.8
   Equipment revenue                              157        5.1       144       4.2        109       3.2      (35)    (24.3)
   Miscellaneous other services                    17        0.6        39       1.1         38       1.1       (1)     (2.6)
                                                ------------------------------------------------------------------------------
                                                  310       10.1       330       9.6        307       8.9      (23)     (7.0)
                                                ------------------------------------------------------------------------------
Total operating revenues (before abnormals)     3,083      100.0     3,398     100.0      3,434     100.0       36       1.1
                                                ------------------------------------------------------------------------------
Operating expenses

Gross personnel costs                             522       16.9       539      15.9        520      15.1      (19)     (3.5)
Labour capitalised                                (49)      (1.6)      (42)     (1.2)       (39)     (1.1)       3       7.1
Labour recovered                                 (126)      (4.0)     (114)     (3.4)      (123)     (3.6)      (9)     (7.9)
                                                ------------------------------------------------------------------------------
Net personnel costs                               347       11.3       383      11.3        358      10.4      (25)     (6.5)
Depreciation                                      544       17.7       564      16.6        553      16.1      (11)     (2.0)
Cost of sales                                     405       13.1       515      15.2        575      16.8       60      11.7
Maintenance                                       201        6.5       171       5.0        166       4.8       (5)     (2.9)
Other operating expenses                          355       11.5       388      11.4        383      11.2       (5)     (1.3)
                                                ------------------------------------------------------------------------------
Total operating expenses (before abnormals)     1,852       60.1     2,021      59.5      2,035      59.3       14       0.7
                                                ------------------------------------------------------------------------------
Surplus from continuing operations (before
   abnormals)                                   1,231       39.9     1,377      40.5      1,399      40.7       22       1.6

Abnormal revenue                                    -          -         -         -         16       0.5       16         -

Abnormal costs                                   (152)      (4.9)      (37)     (1.1)       (15)     (0.4)      22      59.5
                                                ------------------------------------------------------------------------------
Surplus from continuing operations              1,079       35.0     1,340      39.4      1,400      40.8       60       4.5
                                                ------------------------------------------------------------------------------


KEY PERFORMANCE INDICATORS

                                                   1997       1998       1999
Operating Margin (%)                  *            39.9       40.5       40.7
Asset Utilisation (%)                 #            68.3       73.0       73.0
Net Interest Cover (times)            .            10.9        7.6        6.9
Return on Average Total Assets (%)    ~            27.3       29.6       29.8
Net Debt/Net Debt plus Capital Funds (%)           51.4       43.6       42.9

* Normalised surplus from continuing operations/operating revenue (before abnormals)

# Operating revenue (before abnormals)/average total assets (net of cash and short-term investments)

 . Normalised surplus from continuing operations/net interest expense (before interest capitalised) inclusive of capital note coupons

~ Normalised surplus from continuing operations/average total assets (net of cash and short-term investments)

                                                          [TELECOM LOGO]

18 May 1999

                                 MEDIA RELEASE

              Telecom reports flat $822 million full-year profit
                     (Embargoed until 9.00am, 18 May 1999)

Telecom today reported after-tax earnings of $822 million for the year to 31 March 1999. Reported earnings per share increased 2.2 percent to 46.9 cents.

Normalised earnings (excluding abnormal items) were $816 million, while normalised earnings per share increased 2.2 percent to 46.6 cents. Telecom increased total dividends for the year by seven percent to 46 cents per share.

Chairman Peter Shirtcliffe said the big features of the past year had been the excellent performance of Telecom's cellular business, continued intense competition in the tolls business and rapid progress in implementing Telecom's online strategy.

"Telecom's cellular business now drives a substantial portion of overall revenues and much of the growth was a direct result of our own efforts to stimulate the market," Mr Shirtcliffe said.

Chief Executive Roderick Deane said Telecom's earnings performance was affected by continued intense competition and a year of almost no economic growth. Price competition in the tolls business had directly affected pre-tax earnings by an estimated $150 million, he said.

                                   Overview
                                   --------

--------------------------------------------------------------------
                                                  Result    % change
Operating revenue before abnormal items (1)     $3,434m     up 1.1%
Operating expenses before abnormal items (1)    $2,035m     up 0.7%
Net earnings from operations                    $822m       up 0.2%
Normalised net earnings (2)                     $816m       up 0.1%
Earnings per share                              46.9 cents  up 2.2%
Dividends per share                             46.0 cents  up 7.0%
--------------------------------------------------------------------

1 - excludes abnormal revenue of $16 million and abnormal expenses of $15 million.
2 - normalised to exclude the effect of abnormal items.

"Telecom reduced prices more vigorously than ever before. We have been very competitive on pricing and our customers have been the big winners," Dr Deane said.

"This positions us strongly in the market to benefit from future economic upturns," he said.

The average price of an international phone call had fallen 45 percent to about 42 cents a minute in March and the average national toll call cost 14 percent less at 17 cents a minute, Dr Deane said.

                                 Volume growth
                                 -------------

                                      % change          Total
Access lines                          up  1.5%          1.87 million
Cellular connections                  up 27.9%          608,900
National call minutes (1)             up  5.2%          2,544.9 million
Cellular call minutes                 up 21.2%          744.0 million
International outward call minutes    up 44.5%          439.4 million
International inward call minutes     up  3.4%          333.0 million

1 - includes 0800 national calls

Dr Deane said the launch of pre-paid mobile phones had helped drive very strong growth in the cellular business and that more than one in five New Zealanders now have a mobile phone.

Dr Deane also outlined progress on achieving Telecom's strategic goals, with particular emphasis on Telecom's move to lead New Zealand on-line.

"Our Internet flagship, XTRA, celebrated its third birthday at the end of last week and now has almost 200,000 customers. Furthermore, XTRA was profitable in March, which is quite an achievement for a new and high growth business to achieve in such a short period of time," Dr Deane said.

Telecom had established an Online Solutions Group to meet the e-commerce needs of large businesses and corporate customers and was helping other businesses online with products and services such as EFTPOS in a box and the Xshop Internet shopping mall.

                                                                  [TELECOM LOGO]

18 May 1999

                                 MEDIA RELEASE

                        Telecom announces Board changes

As foreshadowed in February 1998 at the time of the Bell Atlantic exchangeable notes issue, the two Bell Atlantic directors John Killian and Robert Levetown have resigned from the Telecom Board.

Chairman Peter Shirtcliffe said he was pleased to announce the appointment of Mr Michael Tyler.

Mr Tyler, who will take up his appointment on 1 June, is Managing Director and Senior Partner of London-based consulting firm Tyler & Company, that operates in the telecommunications, media and electronic commerce fields. The firm provides consulting expertise in business, technology and public policy as well as high level financial transaction analysis and advice and investment in development-stage companies.

Mr Tyler has led the telecommunications practice, as a Partner and Vice-President, at Booz, Allen & Hamilton Inc, one of the world's largest international professional service firms with more than $US1 Billion in revenues and 3000 employees. He was later a Senior Partner and Director at Putnam, Hayes & Bartlett Inc, where he headed the telecommunications consulting business which included working closely with Telecom New Zealand.

Since 1976 he has worked as a consultant and advisor on projects ranging from leasing and financial restructuring for telecommunications companies through to business planning for fixed and satellite telephony operations and the launch of satellite TV broadcasting in Europe.

"Michael Tyler's extensive experience in the converging telecommunications and media industries will prove invaluable to Telecom's Board," Chairman Peter Shirtcliffe said.

Mr Tyler started his telecommunications career in 1972 as manager of a British Telecom unit responsible for business analysis and strategy development.

Educated at Cambridge University and The London School of Economics, Mr Tyler has also taught at The Massachusetts Institute of Technology and New York University. Mr Tyler is also a Director of Swedish software, systems integrator and operations support company ConNova AB.

The resignations of Mr Killian and Mr Levetown are part of the process of Bell Atlantic undertaking to disaffiliate from Telecom whereby Bell Atlantic appoints a proxy to vote Bell Atlantic's shares at future shareholder meetings. The proxy holder will vote Bell Atlantic's shares in proportion to all other votes cast.



For further information please contact:
Angus Barclay, Financial Communications Manager
Phone 04-498-9372, Pager 026-103-029, Email angus.barclay@telecom.co.nz

Recent media releases can be found at the Telecom Home Page which is at
http://www.telecom.co.nz   Click on "Media" under the "Key Links" heading.

                                                                  [TELECOM LOGO]

18 May 1999

                                 MEDIA RELEASE

                           Telecom director resigns
                      (Embargoed until 11am, 20 May 1999)

Telecom today announced the resignation of Alan Gibbs as a Director of the company. Mr Gibbs has been a director of Telecom since September 1990.

Mr Gibbs indicated that he preferred to avoid the possibility that the expanding Internet investment activities of Sky Network Television might lead to a possible conflict of interest with his role as a Director of Telecom. Mr Gibbs has an indirect association with Sky Network Television through a family shareholding.

Telecom Chairman Peter Shirtcliffe expressed the gratitude of the company for the wide business acumen, insight and commitment which Mr Gibbs had brought to the Board during his term as a Director. He also acknowledged Mr Gibbs' significant contribution to the very substantial increase in shareholder value Telecom has delivered over the past nine years.

"As the market has been advised, discussions on the future composition of the Board are ongoing," Mr Shirtcliffe said.



Angus Barclay, Financial Communications  Manager
Phone 04-498-9372    Pager 026-103-029    angus.barclay@telecom.co.nz

Recent media releases  can be found at the Telecom Home Page which is at
http://www.telecom.co.nz   Click on "Media" under the "Key Links" heading.

                                                                  [TELECOM LOGO]

18 May 1999


                                 MEDIA RELEASE

                      Telecom confirms AAPT shareholding
                     (Embargoed until 9.00am, 18 May 1999)



Telecom moved on Monday to acquire a 9.9 percent shareholding in AAPT.

Telecom said it had taken an interest in the Australian telecommunications marketplace for some time and has worked closely with both AAPT and Optus.

"AAPT has been one of the key companies on which we have focused. We believe this company has done a very good job in creating value for its shareholders," Chief Financial Officer Jeff White said.

Given Optus's bid for AAPT, Telecom felt it prudent to take a minority position in order to preserve its strategic options.



Angus Barclay, Financial Communications Manager
Phone 04-498-9372    Pager 026-103-029    angus.barclay@telecom.co.nz

Recent media releases can be found at the Telecom Home Page which is at
http://www.telecom.co.nz   Click on "Media" under the "Key Links" heading.

                                                                  [TELECOM LOGO]

4 June 1999


                                 MEDIA RELEASE


TELECOM INCREASES AAPT SHAREHOLDING

Telecom New Zealand today bought a further stake of almost 10 percent of AAPT at an average price of just under A $5.00 per share in transactions on the Australian Stock Exchange, increasing its shareholding in the Australian telecommunications company to almost 20 percent. Telecom bought 9.9 percent of AAPT on 17 May.

"As a major shareholder in AAPT we look forward to holding discussions with the AAPT board and management in the near to medium term," said Telecom's Chief Financial Officer, Jeff White.

"We believe that Telecom does not necessarily need full ownership of AAPT to achieve its goals and that a lesser degree of ownership may offer considerable benefits to both companies," Mr. White said.

"Our objective is to see whether a proposal can be developed which allows both Telecom and AAPT a win-win outcome and allows AAPT to focus on growing shareholder value - something in which it has been very successful to date."

"We believe management has done an excellent job in positioning AAPT in the Australian market and that the development of closer ties between our two companies will enhance the service offering of both AAPT and Telecom, and generate shareholder value growth for both sets of shareholders", Mr. White said.